UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Genie Energy Ltd.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

372284208

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,579,747 8 SHARED VOTING POWER 1,989,332 9 SOLE DISPOSITIVE POWER 2,579,747 10 SHARED DISPOSITIVE POWER 1,989,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2011, as previously amended by Amendment No. 1 thereto filed with the Commission on October 11, 2012, Amendment No. 2 thereto filed with the Commission on February 27, 2023, and Amendment No. 3 thereto filed with the Commission on July 17, 2023. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 4 amends Items 4 and 5 as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On August 3, 2023, 11,613 shares of Class B Common Stock were withheld by the Company to pay taxes upon the vesting of restricted shares of Class B Common Stock held directly by Mr. Jonas.

On August 14, 2023, 40,110 shares of Class B Common Stock were transferred from the direct holdings of Mr. Jonas to certain trusts for the benefit of four of his children in repayment of cash loans made, on July 14, 2023, July 18, 2023, and July 20, 2023, by such trusts to Mr. Jonas. Mr. Jonas disclaims beneficial ownership of the shares held by each of these trusts.

On November 14, 2023, Mr. Jonas disposed of 1,844 shares of Class B Common Stock via bona fide gift to one or more third parties.

On November 15, 2023, an aggregate of 1,377,535 shares of Class A Common Stock were transferred to Genie A Partners, L.P. (“Genie Partners”), a limited partnership formed among Genie A Capital, LLC, as general partner, and certain trusts, each for the benefit of a child of Mr. Jonas, with independent trustees, as limited partners. These shares were transferred to Genie Partners from seven of its limited partners, as follows: (i) 196,791 shares from the Liora Jonas Stein 2020 Florida Trust; (ii) 196,791 shares from the Michael Jonas 2020 New Jersey Trust; (iii) 196,791 shares from the Samuel Jonas 2020 New Jersey Trust; (iv) 196,791 shares from the Jonathan Jonas 2020 South Dakota Trust; (v) 196,791 shares from the Joseph Jonas 2020 Alaska Trust; (vi) 196,790 shares from the Rachel Jonas 2020 Nevada Trust; and (vii) 196,790 shares from the Tamar Jonas 2020 Nevada Trust.

The sole general partner of Genie Partners is Genie A Capital, LLC, and Mr. Jonas is the sole manager of Genie A Capital, LLC. Accordingly, Mr. Jonas has sole voting and dispositive power over the shares of Class A Common Stock held by Genie Partners.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

(a) As of the date of this Amendment, Howard S. Jonas beneficially owns an aggregate of 4,569,079 shares of Class B Common Stock consisting of the following: (i) 1,377,535 shares of Class A Common Stock (which are included herein because they are convertible into shares of the Company’s Class B common stock on a one-for-one basis) held by Genie Partners; (ii) 815,200 shares of Class B Common Stock held by Howard S. Jonas directly; (iii) 44,170 vested restricted shares of Class B Common Stock held by Howard S. Jonas directly; (iv) 216,666 unvested restricted shares of Class B Common Stock held by Howard S. Jonas directly; (v) 628,640 shares of Class B Common Stock held by HSJ 2022 Annuity Trust I; (vi) 1,085,645 shares of Class B Common Stock held by HSJ 2019 Remainder Trust; (vii) 275,047 shares of Class B Common Stock owned by The Jonas Foundation; and (viii) an option to purchase 126,176 shares of the Company’s Class B Common Stock held by Mr. Jonas directly, the underlying shares of which are currently fully exercisable.

Mr. Jonas’ beneficial ownership represents approximately 16.6% of the issued and outstanding shares of Class B Common Stock and 60.7% of the combined voting power of the Company’s outstanding capital stock (assuming the exercise of the option to purchase shares of Class B Common Stock held by Mr. Jonas), based on 1,574,326 shares of Class A Common Stock and 25,843,665 shares of Class B Common Stock (excluding 2,920,201 treasury shares), issued and outstanding as of November 7, 2023.

(b) This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person and shares that are owned by trusts and other entities that are for the benefit of children of the Reporting Person or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, the Reporting Person may be in a position to influence voting or dispositive decisions, notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies the Reporting Person as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 628,640 shares of Class B Common Stock held by HSJ 2022 Annuity Trust I, of which David Polinsky serves as trustee; (ii) 1,085,645 shares of Class B Common Stock held by HSJ 2019 Remainder Trust, of which Peak Trust Company-NV serves as trustee; and (iii) 275,047 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

/s/ Joyce J. Mason
Joyce J. Mason
Attorney-in-Fact

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